July 18, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20459

Attn: Barbara C. Jacobs, Esq., Assistant Director

Re:	Sohu.com Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed on February 28, 2012

File No. 000-30961

Dear Ms. Jacobs:

We are transmitting this letter on behalf of our client Sohu.com Inc. (“Sohu”) in response to the comments contained in a letter from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Ms. Carol Yu, Co-President and Chief Financial Officer of Sohu, dated July 3, 2012 (the “Second Comment Letter”), regarding Sohu’s Form 10-K for the year ended December 31, 2011 (the “Form 10-K”), including executive compensation disclosures incorporated by reference from Sohu’s definitive proxy statement on Schedule 14A, filed with the SEC on April 27, 2012 (the “Proxy Statement”).

Sohu’s responses to the Second Comment Letter are set forth below. The comments are numbered so as to correspond to the comment numbers in the Second Comment Letter.

RESPONSES TO SECOND COMMENT LETTER

Part III Information Incorporated by Reference in Definitive Proxy Statement on Schedule 14A Filed on April 27, 2012

Executive Compensation, page 12

Staff Comment

1.	Please confirm in future filings that you will provide more details of the companies that comprise of your peer groups used for benchmarking purposes. Specifically, please disclose the number of companies that comprise Peer Groups 1 and 3 and explain why you do not list all of these companies, as opposed to the small samples provided. In light of the large number of companies in Peer Group 2, a representative sample appears appropriate. However, please explain why you believe the three companies listed in Peer Group 2 comprise a representative sample. It appears that you should, at a minimum, provide disclosure of the companies that are clustered around the 50th and 75th percentiles for total compensation, since those are the benchmarks used by the Hay Group in its recommendations to your compensation committee.

Goulston & Storrs, A Professional Corporation • Boston • DC • New York • Beijing

400 Atlantic Avenue, Boston, Massachusetts 02110-3333 • (617) 482-1776 Tel • (617) 574-4112 Fax • www.goulstonstorrs.com

Securities and Exchange Commission

July 18, 2012

Sohu Response

Sohu wishes to advise the Staff supplementally that there were 29 companies in Peer Group 1 and 41 companies in Peer Group 3. As noted in the Proxy Statement, Sohu used Peer Group 1 primarily for a rough comparison of the types and mix of compensation, and relative pay levels as between Sohu’s executive officers and different levels of responsibility and title, to such types, mix and relative pay levels prevailing in Peer Group 1 companies, rather than for more specific benchmarking purposes; and Sohu used Peer Group 3, for which company performance data were generally available but as to which there was limited executive compensation information publicly available, only for purposes of reviewing Sohu’s relative performance as a company. In view of the limited purposes for which these data were used and the fairly large number of companies in these two peer groups, Sohu did not believe that it was necessary or particularly helpful to list all of the companies in the two groups. However, Sohu would have no objection to doing so in the future if the Staff believes that the information would be useful to investors. For the Staff’s information, the companies in these two peer groups for the Proxy Statement are listed below.

Peer Group 1 consisted of the following companies:

Apple Inc.	NetApp, Inc.
Microsoft Corp.	Adobe Systems Inc.
Google Inc.	Intuit Inc.
Oracle Corp.	Symantec Corp.
Qualcomm, Inc.	Activision Blizzard, Inc.
The Walt Disney Co.	Netflix, Inc.
Amazon.com, Inc.	Electronic Arts Inc.
Comcast Corp.	Expedia, Inc.
EMC Corp.	IAC/InterActive Corp.
News Corp.	AOL, Inc.
eBay Inc.	Demand Media Inc.
Time Warner Inc.	InfoSpace, Inc.
Viacom, Inc.	The Knot, Inc.
Yahoo! Inc.	TheStreet.com, Inc.
Juniper Networks, Inc.	.

Peer Group 3 consisted of the following companies:

Baidu.com, Inc.	Sky mobi Ltd.
Youku.com	VisionChina Media Inc.
Ctrip.com International, Ltd.	The9 Ltd.
NetEase.com, Inc.	China Finance Online Co.

Securities and Exchange Commission

July 18, 2012

SINA Corp.	Ku6 Media Co., Ltd.
Focus Media Holding Ltd.	Noah Education Holdings Ltd.
Shanda Games Ltd.	Chinanet Online Holdings Inc.
E Commerce China Dangdang Inc.	Linktone Ltd.
Giant Interactive Group Inc.	China Mass Media Intl Adv Corp.
51job, Inc.	Ninetowns Internet Technlgy Grp Co., Ltd.
Perfect World Co., Ltd.	China New Media Corp.
China Real Estate Information Corp.
Bitauto Holdings Ltd.	Tencent Holdings Ltd.
AirMedia Group Inc.	Kingsoft Corp. Ltd.
Charm Communications Inc.	Net Dragon Websoft Inc.
eLong, Inc.	Alibaba.com Ltd.
KongZhong Corp. Qihoo 360 Technology Co Ltd Renren Inc NetQin Mobile Inc. Phoenix New Media Ltd	Pacific Online Ltd. Taomee Holdings Ltd. 21Vianet Group Inc. Jiayuan.com International Ltd. Tudou Hldg Ltd.

As noted by the Staff and in the Proxy Statement, there is a large number of companies in Peer Group 2. Sohu provided the names of a small number of companies from Peer Group 2 simply to provide to investors a general and quite rough sense of the types of companies included in the group, but the small sample provided did not necessarily represent companies in the 50th to 75th percentile. Sohu in future filings will provide, as applicable, a larger representative sample and, as suggested by the Staff, include an explanation of the basis Sohu uses for the selection of such a sample. If Sohu in the future uses the same or a similar peer group as the one used in the Proxy Statement provided by the Hay Group, however, it is unlikely that Sohu will be able to provide a representative sample clustered around the 50th and 75th percentiles as suggested by the Staff, because the Hay Group obtains data as to individual companies subject to confidentiality agreements, and such information will probably not be made available to Sohu.

Staff Comment

2.	Please confirm in future filings that you will provide an individualized discussion of how your compensation committee determined the amount of equity awards granted to your named executive officers. We note, for example, that the distribution of equity awards varies widely between named executive officers with no explanation.

Sohu Response

Sohu wishes to confirm to the Staff that Sohu’s future filings will include an individualized discussion of its compensation committee’s determination of equity awards to named executive officers. Sohu also wishes to advise the Staff supplementally that the primary reason for the apparent wide variation in equity awards made in 2011 was the grant of Sogou equity incentives made to Xiaochuan Wang in connection with his position as Sogou’s chief executive officer, which were in addition to awards he received as Sohu’s Chief Technology Officer.

Securities and Exchange Commission

July 18, 2012

Staff Comment

3.	We note that your Sogou Share Option Awards vest after over a four-year period and are subject to annual performance milestones. Please confirm that you will disclose these annual performance milestones, including any material financial targets, after these options have vested.

Sohu Response

Sohu wishes to advise the Staff supplementally that, while it can provide some additional information as to the general nature of the Sogou performance milestones once the referenced options have vested, Sohu does not believe that it should disclose such milestones in detail, as they constitute confidential business and financial information related to Sogou’s internal budgeting and planning that could be unfairly used by Sogou’s competitors if revealed publicly. Further, Sogou does not constitute a significant portion of Sohu’s overall business, and therefore any business or financial targets are unlikely to be material to Sohu as a whole, and the incentives that they provide to Xiaochuan Wang are specific to his performance as chief executive officer of Sogou, rather than to his role as an executive officer of Sohu. In addition, Sohu does not expect to otherwise disclose publicly specific separate financial or other information related to these targets.

Sohu appreciates the Staff’s comments and suggestions for more detailed disclosure regarding executive compensation, and will include additional details consistent with the above responses to the Staff’s comments in Sohu’s future definitive proxy statements.

Please feel free to contact me at (617) 574-3511 should you require additional information or have any questions regarding this letter.

Sincerely,

/s/ Timothy B. Bancroft

Timothy B. Bancroft

cc:	Edwin Kim, Esq. (Division of Corporation Finance)
Ms. Carol Yu (Sohu.com Inc.)
Jasmine Zhou, Esq. (Sohu.com Inc.)